



Filed pursuant to Rule 497(a)
File No. 333-205540
Rule 482 ad

EAGLE POINT
CREDIT COMPANY

Investor Presentation – July 27, 2015

Important Information

Eagle Point Credit Company Inc. (the "Company") has a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The applicable registration statement, which is on file with the SEC and publicly available on the EDGAR Database on the SEC website at http://www.sec.gov, contains this and other information about the Company and should be read carefully before investing. There is no guarantee that any of the goals, targets or objectives described in these materials will be achieved.

These materials are not advice, a recommendation or an offer to enter into any transaction with the Company or any of its affiliates. These materials are provided for informational purposes only and do not constitute an offer to sell securities of the Company. These materials are not soliciting an offer to buy such securities in any jurisdiction where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will only be made through formal offering materials, including a prospectus (a copy of which may be obtained at the relevant time for free by visiting the EDGAR Database on the SEC website at www.sec.gov).

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance.** The performance quoted represents past performance. Nothing herein shall be relied upon as a representation as to the future performance of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the applicable period's end and may be lower or higher than the performance data shown.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This presentation does not purport to be complete and no obligation to update or revise such information is being assumed.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a publicly-traded, non-diversified, closed-end management investment company. The Company's investment objective is to generate high current income and capital appreciation primarily through investment in equity and junior debt tranches of collateralized loan obligations. The Company is externally managed and advised by Eagle Point Credit Management LLC. The principals of Eagle Point Credit Management LLC are Thomas P. Majewski, Daniel W. Ko and Daniel M. Spinner.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in these materials may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the applicable prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date hereof.

Table of Contents

1. Executive Summary

2. CLO Market Overview

3. Investment Strategy and Process

4. Key Financial and Portfolio Statistics

5. Appendix





1. | **Executive Summary**

Executive Summary

Company Overview

Company	▪ Eagle Point Credit Company Inc. ("ECC") ▪ NYSE Ticker: ECC
Adviser	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser")
IPO Date	▪ October 7, 2014
Total Equity Market Capitalization[1]	▪ $326.2 million ($174.4 million owned by Eagle Point and its affiliates)[2]
Leverage **(as of 3/31/15 Pro-Forma[3])**	▪ <u>Total Assets to Debt</u>: N/A.[4] Must maintain Asset Coverage Ratio ("ACR") of 300% for Debt. ▪ <u>Total Assets to Preferred Equity</u>: 670%. Must maintain ACR of 200% for Preferred Equity.
Distribution Rate **(Common Shares)[5]**	▪ 12.0% annualized distribution rate (based on IPO price of $20 per common share)

Past performance is not indicative of, or a guarantee of, future performance. Future results may vary and may be higher or lower than those shown.

(1)   Combined market capitalization of ECC and ECCA as of July 24, 2015.
(2)   Amount includes holdings of Eagle Point, its senior personnel and the Trident V Funds managed by Stone Point Capital LLC as of July 24, 2015.
(3)   Pro-Forma as adjusted for the issuance of 1,818,000 aggregate shares of preferred stock on May 13, 2015 and June 2, 2015 with an aggregate face value of $45.5 million.
(4)   ECC currently has no indebtedness outstanding.
(5)   Based on a distribution of $0.60 per common share payable on July 31, 2015 to common shareholders of record as of June 30, 2015. To date, a portion of such distribution has been a return of capital as noted in the Company's Section 19 notices available on its website (www.eaglepointcreditcompany.com). Not a guarantee of future distributions or yield.

Executive Summary

Introduction to Eagle Point and Stone Point Capital LLC



History	• **Formed:** In 2012, by Thomas Majewski and funds managed by Stone Point Capital LLC
	• **AUM:** $1.0 billion[1]
	• **Investors/Clients:** Institutional, high net worth and retail investors
Specialized and Experienced Manager	• **Specialist asset manager:** Exclusively focused on CLO securities and related investments
	• **Experience:** Each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career

STONE POINT CAPITAL

Leading Financial Services-Focused Private Equity Firm	• Exclusive focus on the financial services industry with a more than 25-year history of value creation
	• Has raised six private equity funds with aggregate committed capital of approximately $13 billion (the Trident Funds)

Select Past and Current Portfolio Investments of Funds Managed by Stone Point Capital and the Stone Point Capital Platform

DUFF&PHELPS   NXT CAPITAL   ENSTAR   OneWest Bank   AXIS

Sedgwick CMS   CITCO   auction.com   XL   ACE

---

(1)   As of June 30, 2015 and inclusive of capital commitments that were undrawn as of such date.

Executive Summary

Introduction to the Senior Investment Team

	Years in Financial Services	Years in CLO Industry	Background
 **Thomas Majewski** *Director and Chief Executive Officer, Eagle Point Credit Company Inc.* *Managing Partner, Eagle Point Credit Management LLC*	19	15	***Direct experience in the CLO market dating back to the late 1990s*** ▪ Longstanding experience as a CLO industry investment banker and investor ▪ Former Head of U.S. CLO banking at RBS Securities Inc. and of CLO banking at Merrill Lynch Pierce Fenner and Smith Inc. ▪ Former U.S. country head at AMP Capital / AE Capital, responsible for investing in credit, structured products, and other private assets on behalf of several Australian investors
 **Daniel Spinner, CAIA** *Portfolio Manager, Eagle Point Credit Management LLC*	18	12	***Direct experience in the CLO market dating back to the late 1990s*** ▪ Alternative asset management industry specialist with 18 years of experience advising, financing, and investing in alternative asset management firms and funds ▪ Former Investment Analyst at 1199SEIU Benefit and Pension Funds responsible for the private equity, special opportunities credit, and real estate portfolios ▪ Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers
 **Daniel Ko** *Portfolio Manager, Eagle Point Credit Management LLC*	9	9	***Direct experience in the CLO market dating back to 2006*** ▪ Specialized exclusively in structured finance throughout entire career ▪ Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling the projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process

Executive Summary

ECC Highlights

Attractive Asset Class	■ Eagle Point believes that CLO equity provides an efficient and attractive way to gain exposure to U.S. senior secured loans
Specialized Investment Team	■ Eagle Point's senior investment team is comprised of CLO industry specialists who have been directly involved in the CLO market for the majority of their careers
Differentiated Investment Strategy and Process	■ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity issued by leading CLO collateral managers ■ ECC typically expects to take significant stakes in its CLO equity investments and to influence the key terms and conditions of such investments
Alignment of Interests	■ Eagle Point and its affiliates have approximately $174.4 million invested in ECC and ECCA[1]
Track Record[2]	■ Since its IPO, ECC has generated a higher total return than the Wells Fargo BDC Index and, on average, traded at a premium to NAV during a time in which BDCs have, on average based on the Wells Fargo BDC Index, traded at a discount to NAV

(1)   Amount includes holdings of Eagle Point, its senior personnel and the Trident V Funds managed by Stone Point Capital LLC as of July 24, 2015.

(2)   **Past performance is not indicative of, or a guarantee of, future performance.** See pages 8 and 9 for additional information on the total return of ECC and the Wells Fargo BDC Index and on the average price to book ratio of ECC versus BDCs over the period noted.

Executive Summary

ECC Performance Since IPO: Total Return vs. BDC Index Total Return

For the period October 7, 2014 – July 24, 2015, ECC generated a total return[1] of 10.42% versus -4.82% for the Wells Fargo BDC Index[2]



Value of $100 Invested (October 7, 2014 through July 24, 2015)

$110.42

$95.18

— ECC   — Wells Fargo BDC Index

(1)   Total return is calculated as the percent change in the value of $100 invested during the period and assumes that any dividends or distributions are reinvested. **Past performance is not indicative of, or a guarantee of, future performance.** Future results may vary and may be higher or lower than those shown.

(2)   The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders.

Source: Bloomberg.

Executive Summary

ECC Performance Since IPO: Price to Book Ratio versus BDC Index Price to Book Ratio

For the period October 7, 2014 – July 24, 2015, ECC traded at an average premium to book value of 6.3% at a time during which BDCs, on average based on the Wells Fargo BDC Index[2], traded at a discount to book value of -6.2%



Price to Book Ratio[1] (October 7, 2014 through July 24, 2015)

(1) Price to book ratio is calculated as price per share divided by book value per share. **Past performance is not indicative of, or a guarantee of, future performance.** Future results may be higher or lower than those shown.

(2) The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders.

Source: Bloomberg.

Executive Summary

ECC Preferred Stock Performance Since Issue

ECC 7.75% Series A Term Preferred Stock (NYSE Ticker: ECCA) was issued at $25.00 and as of 7/24/15 was trading at $25.41 (a Yield to Worst of 7.12%) [1]



ECCA Share Price Performance (May 14, 2015 through July 24, 2015)

6/11/15 Ex Dividend Date for $0.23 Dividend [2]

7/13/15 Ex Dividend Date for $0.16 Dividend

$25.41

Past performance is not indicative of, or a guarantee of, future performance. Future results may vary and may be higher or lower than those shown.

(1)   Yield to worst is the bond yield computed by using the lower of either the yield to maturity or the yield to call on every possible call date.

(2)   This initial dividend is for the period from May 18, 2015 through June 30, 2015.

Source: Bloomberg.



2. | CLO Market Overview

CLO Market Overview

The CLO Market is Large and is the Largest Source of Capital for the U.S. Senior Secured Loan Market

U.S. CLO Issuance ($ Billions)



Demand for Institutional Leveraged Loans (2014)



Source: S&P Capital IQ.

CLO Market Overview

CLO Equity has Generated Positive Historical Returns

Distribution of Projected CLO Equity IRRs for U.S. Cash Flow CLOs: 2002 – 2011 Vintages[1]



4%

Positive IRRs over 15%

Positive IRRs up to 15%

96%

■ CLOs with positive equity returns

■ CLOs with negative equity returns

Based on its analysis, the Adviser believes that 96% of U.S. cash flow CLOs issued between 2002 and 2011 will have a positive return to the equity class

(1)   Projected IRRs are calculated at the CLO level net of all CLO-related expenses and are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. Such assumptions may not be reflective of actual market conditions in the past, present or future. These figures do not reflect any projections regarding ECC's returns and all returns earned by ECC on its CLO investments will be reduced by ECC's expenses and the Adviser's fees. Actual performance of each CLO investment held by ECC will vary and such variance may be material and adverse, including the potential for full loss of principal. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. **Past performance is not indicative of, or a guarantee of, future performance.**

Source: Eagle Point's analysis of available market data of 500+ cash flow CLOs from vintage years 2002-2011.

CLO Market Overview

Eagle Point Believes that CLO Equity is an Attractive Asset Class

Why CLO Equity?	- Potential for strong absolute and risk-adjusted returns - Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions - Expected protection against rising interest rates[1] - Expected low-to-moderate correlation with fixed income and equity
Our Competitive Advantage	- Specialist in CLO securities with a proven track record - Methodical and rigorous investment process

(1) The Adviser expects CLO equity to provide some measure of protection against rising interest rates after LIBOR has increased above the average LIBOR floor on each CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

CLO Market Overview

Senior Secured Loans are the Raw Materials of CLOs

Senior secured loans represent "pure" credit exposure

- **Senior:** Senior position in a company's capital structure
- **Secured:** First lien security interest in a company's assets
- **Floating Rate:** Mitigates interest rate risk associated with fixed rate bonds
- **Low LTV:** Senior secured loans often have a loan-to-value ratio of approximately 40% - 60%

Representative Company Capital Structure


Assets
Liabilities and Equity
% of Capital Structure
Cash
Receivables
Inventory
Property
Plant
Equipment
Brands/Logos
Intangibles
Subsidiaries
Senior Secured Loans
First priority pledge of assets
40% - 60%
Subordinated Bonds
Generally unsecured
10% - 20%
Equity
Dividends restricted while Senior Secured Loan is outstanding
30% - 50%

Reflects general market terms as of the date hereof; actual terms of any company will vary.

Moody's Average Recovery Rate (1988 -2011)


100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Average Recovery Rate
80.4%
48.4%
28.8%
Senior Secured Loans
Senior Unsecured Bonds
Subordinated Debt

Source: Moody's Investor Service – Lessons from 1,000 Corporate Defaults.

Past performance is not indicative of, or a guarantee of, future performance.

CLO Market Overview

Since 1992, the CSLLI has Experienced Only One Year of Negative Returns



Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Positive Return from 1/1/08 to 12/31/09

Average Annualized Return: 5.9%

Only 1 Down Year

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
1Q 2015	2.1%

Past performance is not indicative of, or a guarantee of, future performance.

(1)   Source: Credit Suisse. The CSLLI is designed to mirror the investable universe of the $US-denominated leveraged loan market.

CLO Market Overview

CLOs are Securitizations of a Portfolio of Senior Secured Loans

Representative CLO Summary Balance Sheet


Assets
Liabilities + Equity
Primarily Floating Rate Collateral
Portfolio of primarily senior secured loans Rated BB or B on average
Typically 5-8 year maturity
Senior Debt
Typically AAA rated
Subordinated Debt
Various tranches typically rated from AA to B
Equity Tranche
Not rated
Primarily Floating Rate CLO Debt

Key CLO Structural Features

(1) Actively managed portfolio

(2) Match funded (i.e., limited refinancing risk)

(3) No mark to market triggers (i.e., no margin calls or forced sales)

(4) Equity optionality over debt for majority holder

ECC invests primarily in the equity and subordinated debt tranches of CLOs

Note: The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which ECC invests may vary substantially from the example.

CLO Market Overview

Expected Shorter Duration High-Yielding Credit Investment

- Relative to certain other high-yielding investments such as mezzanine or subordinated debt, CLO equity is generally expected to have a shorter payback period with higher front-end-loaded quarterly cash flows

- On its CLO equity investments, the Adviser typically seeks investment opportunities where it expects to receive in excess of 20% annual return of face value during the early years of a CLO's life

- Under normal market conditions, for primary market CLO equity investments, the Adviser typically expects ECC to recoup substantially all of its initial invested capital by years four to five



3. **Investment Strategy and Process**

Investment Strategy and Process

Private Equity Approach to Fixed Income Investing

- ✓ **Proactive sourcing of investment opportunities**

- ✓ **Utilization of our methodical and rigorous investment analysis and due diligence process**

- ✓ **Involvement at the CLO formation and structuring stage**

- ✓ **Ongoing monitoring and stewardship**

Objective →

Outperformance Relative to the CLO Market[1]

(1) In the primary CLO market, the Adviser seeks to invest in CLO securities that it believes have the potential to generate attractive risk-adjusted returns and to outperform other similar CLO securities issued within the respective vintage period.





4.　　Key Financial and Portfolio Statistics

Key Financial and Portfolio Statistics

Key Financial Statistics

Selected Unaudited Q1 2015 Balance Sheet Statistics
As Adjusted for Q2 2015 Preferred Equity Issuance

	Metric ($ millions)
Total Assets	$324.2 [1]
Payable for Securities Purchased	$8.5
Distribution Payable	8.3
Other Liabilities	2.9
Preferred Equity	45.5 [1]
Total Liabilities	$65.2 [1]
Net Assets	$259.1

	Asset Coverage Ratios
Minimum Total Assets to Debt	300% [2]
Pro Forma Total Assets to Debt	N/A
Minimum Total Assets to Preferred Equity	200% [2]
Pro Forma Total Assets to Preferred Equity	670% [1]

Select Unaudited Q1 and Q2 2015 Income Statement and Cash Flow Statistics

	Metric ($ millions)
Q1 Net Investment Income	$5.4
Q1 Portfolio Cash Distributions Received	$8.9 [3]
Q2 Portfolio Cash Distributions Received	$17.1 [4]

(1) Reflects pro forma adjustment for issuance of preferred stock with aggregate face value of $45.5M.

(2) Reflects the leverage limitations applicable to ECC under the Investment Company Act of 1940.

(3) As disclosed in the press release issued by ECC on March 3, 2015.

(4) As disclosed in the press release issued by ECC on July 1, 2015.

Note: Complete Unaudited Q1 2015 financial statements are available on the Company's website (www.eaglepointcreditcompany.com).

Key Financial and Portfolio Statistics

Varied Exposure to Senior Secured Loans Across a Number of Key Metrics

- The Adviser seeks to construct a portfolio of CLO securities that provides varied exposure across a number of key categories, including the five categories listed below:

Q1 2015 Portfolio Asset Summary	Statistics
1) Number of CLO and related investments	29 ($248.7 million fair value)[1]
2) Number and investment style of CLO collateral managers	18 different CLO collateral managers with varying styles[2]
3) CLO vintage period	2012, 2013, 2014 and 2015[2]

June 2015 CLO Portfolio Characteristics	Statistics
4) Number of borrowers underlying each CLO	1,048[3]
5) Industry type of a CLO's underlying borrowers	Largest exposure to any one industry: 9.2%[3]

(1) Unaudited, as of March 31, 2015. For the number of CLO and related investments, Income Notes and Subordinated Names of the same Issuer have been combined.

(2) Unaudited, as of March 31, 2015.

(3) The portfolio level data contained herein relates to the CLO equity and other unrated investments held by the Company as of June 30, 2015. The data is estimated and **unaudited** and derived from the June 2015 trustee reports, custody statements or other information received from underlying CLO collateral managers. This data is shown as of June 30, 2015 and may not be representative of current or future holdings.

Key Financial and Portfolio Statistics

Portfolio of Investments

As of March 31, 2015, ECC held 29 CLO and related investments managed by 18 different CLO collateral managers

Unaudited Consolidated Schedule of Investments as of March 31, 2015(1)

Investment Type	CLO Collateral Manager	Effective Yield(2)	Fair Value	% of Total Portfolio
CLO Equity				
Octagon Investment Partners XIV, Ltd.	Octagon Credit Investors, LLC	18.17%	11,684,013	4.70%
Apidos CLO XIV	CVC Credit Partners, LLC	15.34%	9,600,069	3.86%
Babson CLO Ltd. 2013-II	Babson Capital Management LLC	16.65%	10,798,735	4.34%
Blue Mountain CLO 2013-2, Ltd.	BlueMountain Capital Management LLC	15.45%	4,225,767	1.70%
CIFC Funding 2013-I, Ltd.	CIFC Asset Management LLC	14.85%	3,338,868	1.34%
CIFC Funding 2013-II, Ltd.	CIFC Asset Management LLC	14.79%	10,722,922	4.31%
Octagon Investment Partners XVII, Ltd.	Octagon Credit Investors, LLC	15.08%	9,747,628	3.92%
OHA Credit Partners IX, Ltd.	Oak Hill Advisors, L.P.	12.13%	4,930,730	1.98%
Sheridan Square CLO, Ltd.	GSO / Blackstone Debt Funds Management LLC	17.31%	2,067,027	0.83%
Symphony CLO XII, Ltd.	Symphony Asset Management LLC	14.61%	3,273,392	1.32%
THL Credit Wind River 2013-2 CLO Ltd.	THL Credit Advisors LLC	7.68%	528,127	0.21%
THL Credit Wind River 2013-2 CLO Ltd.	THL Credit Advisors LLC	14.15%	8,443,441	3.40%
Avery Point V CLO, Ltd.	Sankaty Advisors, LLC	14.57%	7,295,729	2.93%
CIFC Funding 2014, Ltd.	CIFC Asset Management LLC	18.04%	11,023,735	4.43%
CIFC Funding 2014-III, Ltd.	CIFC Asset Management LLC	16.19%	4,181,605	1.68%
CIFC Funding 2014-IV, Ltd.	CIFC Asset Management LLC	14.11%	5,282,581	2.12%
Flagship CLO VIII, Ltd.	Deutsche Investment Management Americas Inc.	14.82%	23,432,041	9.43%
Galaxy XVIII CLO, Ltd.	PineBridge Investments LLC	13.12%	3,450,517	1.39%
Halcyon Loan Advisors Funding 2014-3, Ltd.	Halcyon Loan Management LLC	13.43%	4,776,384	1.92%
Marathon CLO VI Ltd.	Marathon Asset Management, L.P.	14.24%	2,869,469	1.15%
Marathon CLO VII Ltd.	Marathon Asset Management, L.P.	15.67%	9,779,114	3.93%
Octagon Investment Partners XIX, Ltd.	Octagon Credit Investors, LLC	15.76%	2,413,786	0.97%
Octagon Investment Partners XX, Ltd.	Octagon Credit Investors, LLC	13.45%	2,068,961	0.83%
Regatta III Funding Ltd.	Napier Park Global Capital LLC	12.29%	1,787,756	0.72%
Voya CLO 2014-4, Ltd.	Voya Alternative Asset Management LLC	15.28%	8,634,753	3.47%
THL Credit Wind River 2014-3 CLO Ltd.	THL Credit Advisors LLC	17.65%	12,223,427	4.92%
			178,580,577	71.80%
Loan Accumulation Facilities				
Cutwater 2015-I, Ltd.	Cutwater Investor Services Corp.		40,080,737	16.12%
Marathon VIII	Marathon Asset Management, L.P.		18,000,000	7.24%
OFSI VIII	OFS Capital Management, LLC		12,031,510	4.84%
			70,112,247	28.20%
Total investments at fair value as of March 31, 2015			**$ 248,692,824**	**100.00%**

(1) Income Notes and Subordinated Notes of the same Issuer have been combined in the table above.

(2) CLO equity positions are entitled to recurring distributions which are generally equal to the remaining cash flow of payments made by underlying securities less contractual payments to debt holders and fund expenses. The effective yield indicated is based upon a current projection of the amount and timing of these recurring distributions in addition to the estimated amount of terminal principal payment. Such projections are periodically reviewed and adjusted. The effective yield and investment cost may ultimately not be realized.

Key Financial and Portfolio Statistics

CLO Portfolio Characteristics: Summary Statistics

A summary of the collateral characteristics of the CLO equity and other unrated investments held by ECC is illustrated below:

Summary of Portfolio Characteristics[1]	
Number of unique underlying borrowers	1,048
Largest exposure to any individual borrower	0.87%
Average individual borrower exposure	0.10%
Exposure to ten largest obligors	6.74%
Aggregate exposure to senior secured loans	96.96%
Weighted average stated spread	3.98%
Weighted average LIBOR floor	0.96%
Weighted average % of floating rate loans w/ LIBOR Floors	98.65%
Weighted average credit rating of underlying collateral	B+/B
Weighted average junior OC cushion	4.96%
Weighted average market value of underlying collateral	98.81%
Weighted average maturity of underlying collateral	5.4 years
U.S. dollar currency exposure	100%

(1) The portfolio level data contained herein relates to the CLO equity and other unrated investments held by the Company as of June 30, 2015. The data is estimated and **unaudited** and derived from the June 2015 trustee reports, custody statements or other information received from CLO collateral managers. This data is shown as of June 30, 2015 and may not be representative of current or future holdings.

Key Financial and Portfolio Statistics

CLO Portfolio Characteristics: Obligor and Industry Exposure

The largest exposure to any obligor is 0.9% and the largest exposure to any industry is 9.2%

Top 10 Obligors[1]	% of Total
Albertsons	0.9%
Valeant Pharmaceuticals	0.8%
Asurion	0.8%
PetSmart	0.7%
American Airlines	0.7%
Formula One	0.6%
Royalty Pharma	0.6%
Numericable	0.6%
IMG Worldwide	0.6%
Community Health Systems	0.5%
Total	**6.7%**

Top 10 Industries[1]	% of Total
Business equipment & services	9.2%
Health care	7.7%
Electronics/electrical	7.3%
Leisure goods/activities/movies	6.2%
Retailers (except food & drug)	5.4%
Telecommunications	4.9%
Oil & gas	4.8%
Chemicals & plastics	4.7%
Financial intermediaries	4.6%
Automotive	3.6%
Total	**58.3%**

(1) The portfolio level data contained herein relates to the CLO equity and other unrated investments held by the Company as of June 30, 2015. The data is estimated and **unaudited** and derived from the June 2015 trustee reports, custody statements or other information received from CLO collateral managers. This data is shown as of June 30, 2015 and may not be representative of current or future holdings.

Key Financial and Portfolio Statistics

CLO Portfolio Characteristics: Rating and Maturity Distributions



Rating Distribution of Obligors[1]



Maturity Distribution of Obligors[1]

(1) The portfolio level data contained herein relates to the CLO equity and other unrated investments held by the Company as of June 30, 2015. The data is estimated and **unaudited** and derived from the June 2015 trustee reports, custody statements or other information received from CLO collateral managers. This data is shown as of June 30, 2015 and may not be representative of current or future holdings.



5. **Appendix**

Additional Loan Market Statistics: Leverage Multiple (Debt to EBITDA)

Average Leverage Multiples of Large Corporate Loans[1]



Source: S&P Capital IQ.

1. Defined as issuers with EBITDA of more than $50 million. Prior to 2011, media and telecom deals were excluded. EBITDA adjusted for prospective cost savings or synergies.

Appendix

Additional Loan Market Statistics: Interest Coverage Multiple (EBITDA to Interest)

Average Interest Coverage Multiples of Large Corporate Loans[1]



Source: S&P Capital IQ.

1. Defined as issuers with EBITDA of more than $50 million. Prior to 2011, media and telecom deals were excluded. EBITDA adjusted for prospective cost savings or synergies.

Appendix

Additional Loan Market Statistics: Annual Revenue Change (YoY) for Below I-Grade Companies



Annual Revenue Change (YoY) for Below Investment Grade Companies

Source: S&P Capital IQ.

Appendix
Board of Directors

Board Member	Committee	Experience	Independent Director
James R. Matthews 23 yrs experience	Chairman of Board (Since May 2014)	▪ *Principal of Stone Point (since 2011), Eagle Point Director* ▪ Prior to Stone Point, was Senior Managing Director and Co-Head of Private Equity at Evercore Partners and General Partner at Welsh Carson Anderson & Stowe	—
Thomas P. Majewski 19 yrs experience	Board Member (Since May 2014)	▪ *Managing Partner at Eagle Point Credit Management (since 2012) and Director and CEO of Eagle Point Credit Company* ▪ Prior to Eagle Point, was Head of U.S. CLO banking at RBS Securities Inc. and CLO banking at Merrill Lynch Pierce Fenner and Smith Inc.	—
Scott W. Appleby[2] 20+ yrs experience	Audit[1] Nominating (Since May 2014)	▪ *President of Appleby Capital, Inc. (since 2009)* ▪ Prior experience at Deutsche Bank, Robertson Stephens, ABN Amro and Paine Webber	✔
Kevin F. McDonald 19+ yrs experience	Audit[1] Nominating (Since May 2014)	▪ *Director of Business Development of Folger Hill Asset Management, LP (since December 2014)* ▪ Co-founder and Principal of Taylor Investment Advisors, LP (since 2002), and CEO of Taylor Investment Advisors, LP (2006 to 2014). Previously, Vice President in the futures and options group at J.P. Morgan Securities	✔
Paul E. Tramontano 30+ yrs experience	Audit[1] Nominating (Since May 2014)	▪ *Founding member of Constellation Wealth Advisors LLC and Co-Chief Executive Officer (since 2007)* ▪ Had spent 17 years at Citi Smith Barney as a Managing Director and Senior Advisor of Citi Family Office	✔
Jeffrey L. Weiss[3] 25+ yrs experience	Audit[1] Nominating (Since May 2014)	▪ *Private Investor as of 2012* ▪ Previously, Global Head of Financial Institutions at Barclays and a Managing Director at Lehman Brothers	✔

(1) Audit Committee comprised of 100% independent directors.

(2) Mr. Appleby is Chair of the Nominating Committee.

(3) Mr. Weiss is Chair of the Audit Committee.

Company Information



Eagle Point Credit Company Inc.

20 Horseneck Lane

Greenwich, Connecticut 06830

www.EaglePointCreditCompany.com

Investor Relations:

Ken Onorio

IR@EaglePointCredit.com

(203) 340-8500